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                                                                    EXHIBIT 99.3


[KRUG INTERNATIONAL LETTERHEAD]



August 20, 1999

Dear Shareholder:

         KRUG International Corp. ("KRUG") is offering you the opportunity to exchange shares of Common Stock for a combination of Senior Subordinated Zero Coupon Notes due July 1, 2007, and Warrants. Each share of Common Stock accepted in this Exchange Offer will be exchanged for (a) $5 Principal Amount of Senior Subordinated Zero Coupon Notes due July 1, 2007 (the "Notes") and (b) one-fourth of a Warrant, each whole Warrant entitling the Holder to purchase one share of Common Stock for $3.875, exercisable October 1, 2000 through September 30, 2002 (collectively, the "Exchange Consideration"). Alternatively, if you hold fewer than 100 shares of Common Stock as of August 13, 1999, instead of participating in the Exchange Offer, you may elect to tender all of your shares in exchange for a cash payment of $2.00 per share.

         This Exchange Offer is for up to 2,500,000 shares of KRUG's Common Stock (approximately 50% of the currently outstanding shares) and is conditioned upon a minimum of 1,000,000 shares being tendered. You may tender all or any portion of your Common Stock.

         The purpose of this Exchange Offer is to allow you, should you desire, to restructure your investment in Common Stock into a debt instrument with a fixed maturity date (i.e., the Notes), together with an opportunity to participate in KRUG's growth in the future through the right to purchase Common Stock upon exercise of the Warrants. Should you choose instead to retain your Common Stock, you will increase your proportionate interest in the common equity of KRUG. KRUG benefits from the Exchange Offer by increasing its leverage which, if KRUG achieves profitable operations, will increase earnings per Common Share due to the lower number of shares outstanding. There are many factors which you should consider in determining whether or not to tender your shares, many of which are discussed in the enclosed Offering Circular.

         The Exchange Offer is being made to all shareholders of KRUG. If the Exchange Offer is oversubscribed, tendered stock will be prorated (except that priority will be given to Holders of less than 100 shares who tender all of their shares), and all unpurchased shares will be returned. The Exchange Offer, proration period and withdrawal rights will expire at 12:00 midnight, Atlanta, Georgia time, on September 17, 1999 unless the Exchange Offer is extended.

         A majority of the Board of Directors of KRUG has approved the making of the Exchange Offer and has determined, in part based upon the opinion of Rogers & Company, Inc., that the Exchange Offer is fair, from a financial point of view, to the shareholders. Each Holder of Common Stock must make his or her own decision whether or not to tender his or her shares and, if so, how many shares to tender.


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         The Exchange Offer is explained in detail in, and is subject to, the enclosed Offering Circular and Letter of Transmittal. If you decide to tender all or part of your shares, the instructions on how to do this are contained in the enclosed materials. Questions and requests for assistance with respect to the mechanics of the Exchange Offer may be directed to our Exchange and Information Agent, First Union National Bank, toll free at 1-800-829-8432.

Sincerely,


/s/ Robert M. Thornton, Jr.
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Robert M. Thornton, Jr.
Chairman of the Board and
Chief Executive Officer